# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-012295
Filed by CIK 0002069215

## Reporting persons
- Bergson Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 876,040; shared voting power 0; sole dispositive power 876,040; shared dispositive power 0; aggregate amount beneficially owned 876,040 (4.99% of the class)
  Comment: The reported percentage is calculated based upon 17,559,679 shares of common stock outstanding as of September 18, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on September 18, 2026.

## Item 1. Issuer
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing: Bergson Investments Limited
Address of principal business office or, if none, residence: Floor 4, Liberation House, Castle Street, St Helier, Jersey JE1 4HH
Citizenship: Jersey, Channel Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or for any other purpose, the beneficial owner of any securities covered by this Statement.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bergson Investments Limited: /s/ Chris Cameron, Chris Cameron, Director of Beaumont (Directors) Limited (11/13/2026)
- Bergson Investments Limited: /s/ Cora Binchy, Cora Binchy, Director of Beaumont (Directors) Limited (11/13/2026)